UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76684 / December 18, 2015

Admin. Proc. File No. 3-16055

In the Matter of

ISDERA NORTH AMERICA, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Isdera North America, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Isdera North America, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Isdera North America, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bethesda C0801, Inc., Isdera North Am., Inc., Kangye Int'l Holdings, Inc., Quality Alliance Grp., Inc., Quantum Assets, Inc., Remuda Inv. Corp. (f/k/a Accelerated Acquisitions II, Inc.), Source Rock, Inc., and UnionTown Energy Inc.,* Initial Decision Release No. 878 (Sept. 14, 2015), 112 SEC Docket 08, 2015 WL 5317209. The Central Index Key number is 1375911 for Isdera North America, Inc.

INITIAL DECISION RELEASE NO. 878
ADMINISTRATIVE PROCEEDING
File No. 3-16055

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BETHESDA C0801, INC., ISDERA NORTH AMERICA, INC., KANGYE INTERNATIONAL HOLDINGS, INC., QUALITY ALLIANCE GROUP, INC., QUANTUM ASSETS, INC., REMUDA INVESTMENT CORP. (f/k/a ACCELERATED ACQUISITIONS II, INC.), SOURCE ROCK, INC., and UNIONTOWN ENERGY, INC.	INITIAL DECISION OF DEFAULT AS TO ISDERA NORTH AMERICA, INC. September 14, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Isdera North America, Inc. The revocation is based on Isdera's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 5, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleged that Isdera and other Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(b) and/or 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.[1] Isdera was served with the OIP on June 16, 2015, and its Answer was due June 26, 2015. *Bethesda C0801, Inc.*, Admin. Proc.

[1] This proceeding has ended as to all other Respondents. *Bethesda C0801, Inc.*, Exchange Act Release No. 73873, 2014 SEC LEXIS 4858 (Dec. 18, 2014); Exchange Act Release No. 73271 (Oct. 1, 2014).

Rulings Release No. 3082, 2015 SEC LEXIS 3557 (Aug. 31, 2015). On August 31, 2015, I ordered Isdera to show cause by September 11, 2015, why this proceeding should not be determined against it due to its failure to file an Answer or otherwise defend this proceeding, warning that failure to show cause would result in default and the revocation of the registration of its securities. *Id.* (citing OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, Isdera has not filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Isdera is in default for failing to file an Answer or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Isdera, Central Index Key No. 1375911, is a revoked Nevada corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). Isdera is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011.

In addition to its repeated failures to file timely periodic reports, Isdera failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Isdera failed to timely file required periodic reports. As a result, Isdera failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Isdera's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Isdera's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Isdera is also culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance, and it was therefore on notice, even before the OIP was issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Isdera has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Isdera.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Isdera North America, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Isdera North America, Inc., is notified that it may move to set aside the default in this case. Pursuant to 17 C.F.R. § 201.155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

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Cameron Elliot
Administrative Law Judge